Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of RMG Acquisition Corporation II on Amendment No. 1 to Form S-1, File No. 333-249342, of our report dated August 5, 2020, except for Note 8 as to which the date is December 2, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern with respect to our audit of the financial statements of RMG Acquisition Corporation II as of July 30, 2020 and for the period from July 28, 2020 (inception) through July 30, 2020, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

New York, NY

December 2, 2020